Exhibit 99.1

JA Solar Announces Third Quarter 2017 Results

BEIJING, November 15, 2017— JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•                 Total shipments were 1,640.9 megawatts (“MW”), consisting of 1,582.5 MW of modules and 37.9 MW of cells to external customers, and 20.5 MW of modules to the Company’s downstream projects.  External shipments were up 30.6% y/y and down 30.0% sequentially

•                 Shipments of modules were 1,582.5 MW, an increase of 31.9% y/y and a decrease of 26.3% sequentially

•                 Shipments of cells were 37.9 MW, a decrease of 7.3% y/y and 77.3% sequentially

•                 Net revenue was RMB 4.3 billion ($652.6 million), an increase of 4.3% y/y and a decrease of 27.1% sequentially

•                 Gross margin was 11.8%, a decrease of 200 basis points y/y and 110 basis points sequentially

•                 Operating profit was RMB 169.8 million ($25.5 million), compared to RMB 121.4 million ($18.2 million) in the third quarter of 2016, and RMB 255.1 million ($38.3 million) in the second quarter of 2017

•                 Net income was RMB 41.9 million ($6.3 million), compared to RMB 44.1 million ($6.6 million) in the third quarter of 2016, and RMB 134.6 million ($20.2 million) in the second quarter of 2017

•                 Earnings per diluted ADS were RMB 0.89 or $0.13, compared to RMB 0.86 or $0.13 in the third quarter of 2016, and RMB 2.87 or $0.43 in the second quarter of 2017

•                 Cash and cash equivalents were RMB 2.1 billion ($309.1 million), a decrease of RMB 1.2 billion ($176.9 million) during the quarter

•                 Non-GAAP earnings1 per diluted ADS were RMB 0.89 or $0.13, compared to RMB 0.86 or $0.13 in the third quarter of 2016, and RMB 2.87 or $0.43 in the second quarter of 2017

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “Third quarter results were in-line with our expectations.  Total module shipments during the quarter increased more than 30% year-over-year to approximately 1.6 GW, largely driven by demand from our key markets, including China, the U.S., Europe and Japan.  Additionally, we maintained gross margin in the low teens through stringent cost control in an adverse pricing environment of polysilicon and wafers during the quarter.”

Mr. Jin continued, “We are seeing some uncertainties around the ongoing trade cases in the U.S. and India, which could impact global solar demand in the mid-term.  Additionally, accelerated capacity expansion in the industry is reshaping the competition landscape. That being said, we remain confident that our balanced global footprint and flexible business model will enable us to adjust to evolving market conditions as in the past cycles.  Our team remains focused on executing our business strategy to provide our customers with high-quality, high-reliability products, as we continue to position JA Solar for long-term growth.”

All shipment and financial figures refer to the quarter ended September 30, 2017, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended September 30, 2016.  All “sequential” comparisons are against the quarter ended June 30, 2017.

Total shipments were 1,640.9 MW, within the guidance range of 1,600 to 1,700 MW. External shipments of 1,620.4 MW increased 30.6% year-over-year and decreased 30.0% sequentially.

External shipments breakdown by product (MW)

	2016Q3	2017Q2	2017Q3	QoQ%	YoY%
Modules and module tolling	1,200.0	2,147.5	1,582.5	-26.3%	31.9%
Cells and cell tolling	40.9	167.2	37.9	-77.3%	-7.3%
Total	1,240.9	2,314.7	1,620.4	-30.0%	30.6%

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013.

External shipments breakdown by region (percentage)

	2016Q3	2017Q2	2017Q3	QoQ(pp)	YoY(pp)
China	32.0%	59.2%	47.3%	-11.90	15.30
APAC ex-China	25.8%	24.9%	16.3%	-8.60	-9.50
Europe	6.5%	5.1%	14.1%	9.00	7.60
North America	13.0%	8.1%	17.2%	9.10	4.20
South America	20.2%	0.4%	0.4%	0.00	-19.80
Others	2.5%	2.3%	4.7%	2.40	2.20

Net revenue was RMB 4.3 billion ($652.6 million), an increase of 4.3% y/y and a decrease of 27.1% sequentially.

Gross profit of RMB 513.6 million ($77.2 million) decreased 10.6% y/y and 33.4% sequentially.  Gross margin was 11.8%, which compares to 13.8% in the year-ago quarter, and 12.9% in the second quarter of 2017.

Total operating expenses of RMB 343.8 million ($51.7 million) were 7.9% of revenue.  This compares to operating expenses of 10.9% of revenue in the year-ago quarter, and 8.7% of revenue in the second quarter of 2017.

Operating profit was RMB 169.8 million ($25.5 million), compared to RMB 121.4 million ($18.2 million) in the year-ago quarter, and RMB 255.1 million ($38.3 million) in the second quarter of 2017.  Operating margin was 3.9%, compared with 2.9% in the prior-year period and 4.3% in the previous quarter.

Interest expense was RMB 80.3 million ($12.1 million), compared to RMB 75.4 million ($11.3 million) in the year-ago quarter, and RMB 82.6 million ($12.4 million) in the second quarter of 2017.

The change in fair value of warrant derivatives was nil, compared with positive RMB 17 thousand ($2.6 thousand) in the year-ago quarter, and nil in the second quarter of 2017. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering, and expired on August 16, 2016.

Earnings per diluted ADS were RMB 0.89 or $0.13, compared to earnings per diluted ADS of RMB 0.86 or $0.13 in the year-ago quarter, and earnings per diluted ADS of RMB 2.87 or $0.43 in the second quarter of 2017.

Liquidity

As of September 30, 2017, the Company had cash and cash equivalents of RMB 2.1 billion ($309.1 million), and total working capital of RMB 291.2 million ($43.8 million).  Total short-term borrowings were RMB 3.3 billion ($491.8 million). Total long-term borrowings were RMB 2.9 billion ($433.2 million), of which RMB 961.3 million ($144.5 million) were due in one year.

Business Outlook

For the fourth quarter of 2017, the Company expects total cell and module shipments to be in the range of 1,600 to 1,800 MW.  Nearly all will be external shipments.

Investor Conference Call / Webcast Details

JA Solar’s management will host an earnings conference call on November 15, 2017 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 7597129.

A replay of the conference call may be accessed by phone at the following numbers until November 23, 2017.  To access the replay, please reference the conference ID 7597129.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2017, which was RMB 6.6533 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2017, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Bac Giang, Vietnam.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Sep. 30, 2016	Jun. 30, 2017	Sep. 30, 2017	Sep. 30, 2017
	RMB’000	RMB’000	RMB’000	USD’000
Net revenues	4,162,927	5,953,211	4,341,718	652,566
Cost of sales	(3,588,469)	(5,182,372)	(3,828,137)	(575,374)
Gross profit	574,458	770,839	513,581	77,192
Selling, general and administrative expenses	(406,194)	(480,065)	(302,786)	(45,509)
Research and development expenses	(46,871)	(35,667)	(40,964)	(6,157)
Total operating expenses	(453,065)	(515,732)	(343,750)	(51,666)
Income from operations	121,393	255,107	169,831	25,526
Interest expense	(75,378)	(82,617)	(80,283)	(12,067)
Change in fair value of warrant derivatives	17	—	—	—
Other income/(loss), net	10,450	13,654	(35,594)	(5,350)
Income before income taxes	56,482	186,144	53,954	8,109
Income tax expense	(12,361)	(51,536)	(12,061)	(1,813)
Net income	44,121	134,608	41,893	6,296
Less: loss attributable to noncontrolling interest	(715)	—	—	—
Net income attributable to JA Solar Holdings	44,836	134,608	41,893	6,296

Net income per share attributable to ordinary shareholders:
Basic	0.17	0.57	0.18	0.03
Diluted	0.17	0.57	0.18	0.03

Weighted average number of shares outstanding:
Basic	234,290,842	234,311,611	234,360,842	234,360,842
Diluted	234,338,817	234,333,946	234,383,172	234,383,172

Comprehensive income
Net income	44,121	134,608	41,893	6,296
Foreign currency translation adjustments, net of tax	(3,776)	(786)	3,276	492
Other comprehensive (loss)/income	(3,776)	(786)	3,276	492
Comprehensive income	40,345	133,822	45,169	6,788
Loss attributable to noncontrolling interest	(715)	—	—	—
Comprehensive income attributable to JA Solar Holdings	41,060	133,822	45,169	6,788

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	44,836	134,608	41,893	6,296
Change in fair value of warrant derivatives	(17)	—	—	—
Non-GAAP net income attributable to JA Solar Holdings	44,819	134,608	41,893	6,296

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.17	0.57	0.18	0.03
Diluted	0.17	0.57	0.18	0.03

Non-GAAP weighted average number of shares outstanding:
Basic	234,290,842	234,311,611	234,360,842	234,360,842
Diluted	234,338,817	234,333,946	234,383,172	234,383,172

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For nine months ended
	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2017
	RMB’000	RMB’000	USD’000

Net revenues	11,746,233	13,987,335	2,102,315
Cost of sales	(9,968,121)	(12,269,579)	(1,844,134)
Gross profit	1,778,112	1,717,756	258,181
Selling, general and administrative expenses	(1,114,964)	(1,095,709)	(164,687)
Research and development expenses	(130,513)	(117,091)	(17,599)
Total operating expenses	(1,245,477)	(1,212,800)	(182,286)
Income from operations	532,635	504,956	75,895
Interest expense	(211,455)	(246,174)	(37,000)
Change in fair value of warrant derivatives	70,882	—	—
Other income, net	57,610	575	86
Income before income taxes	449,672	259,357	38,981
Income tax expenses	(83,487)	(74,733)	(11,233)
Net income	366,185	184,624	27,748
Less: income attributable to noncontrolling interest	990	—	—
Net income attributable to JA Solar Holdings	365,195	184,624	27,748

Net income per share attributable to ordinary shareholders:
Basic	1.32	0.79	0.12
Diluted	1.32	0.79	0.12

Weighted average number of shares outstanding:
Basic	234,290,842	234,321,467	234,321,467
Diluted	234,434,640	234,339,597	234,339,597

Comprehensive income
Net income	366,185	184,624	27,748
Foreign currency translation adjustments, net of tax	(25,984)	3,572	537
Other comprehensive (loss)/income	(25,984)	3,572	537
Comprehensive income	340,201	188,196	28,285
Income attributable to noncontrolling interest	990	—	—
Comprehensive income attributable to JA Solar Holdings	339,211	188,196	28,285

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	365,195	184,624	27,748
Change in fair value of warrant derivatives	(70,882)	—	—
Non-GAAP net income attributable to JA Solar Holdings	294,313	184,624	27,748

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	1.06	0.79	0.12
Diluted	1.06	0.79	0.12

Non-GAAP weighted average number of shares outstanding:
Basic	234,290,842	234,321,467	234,321,467
Diluted	234,434,640	234,339,597	234,339,597

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Sep 30,
	2016	2017	2017
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	2,569,402	2,056,706	309,126
Restricted cash	836,761	1,078,252	162,063
Accounts receivable	2,753,678	2,872,657	431,764
Notes receivable	563,144	84,373	12,681
Inventories	2,460,488	3,377,184	507,595
Advances to suppliers	282,369	389,040	58,473
Other current assets	799,314	761,886	114,512
Total current assets	10,265,156	10,620,098	1,596,214
Property and equipment, net	5,219,501	6,037,223	907,403
Project asset	2,338,648	2,832,756	425,767
Advances to suppliers	97,429	40,017	6,015
Prepaid land use rights	524,208	528,523	79,438
Long-term investment	69,022	74,527	11,202
Other long term assets	517,292	697,728	104,870
Total assets	19,031,256	20,830,872	3,130,909
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,912,866	3,272,227	491,820
Accounts payable	2,635,525	3,340,136	502,027
Advances from customers	610,718	964,325	144,939
Current portion of long term borrowings	525,256	961,329	144,489
Accrued and other liabilities	1,966,475	1,790,875	269,172
Total current liabilities	8,650,840	10,328,892	1,552,447
Long-term borrowings	2,701,438	1,920,554	288,662
Other long term liabilities	1,217,648	1,931,484	290,305
Total liabilities	12,569,926	14,180,930	2,131,414
Total JA Solar Holdings shareholders’ equity	6,461,130	6,649,742	999,465
Noncontrolling interest	200	200	30
Total shareholders’ equity	6,461,330	6,649,942	999,495
Total liabilities and shareholders’ equity	19,031,256	20,830,872	3,130,909